GARY SKIBICKI
Certified Public Accountant

Eagle Office Park	(405) 752-2640
11902 N. Pennsylvania, Suite C-10	Fax (405) 755-7300
Oklahoma City, OK 73120	www.garyskibickicpa.com

August 27, 2007

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Subject: CSMG Technologies, Inc - Form 8-K, Change in Registrant’s Certifying Accountant

I did not respond to the original 8-K filing because I was under the impression an amended 8-K was going to be filed with additional internal control details. I indicated several times to the attorney that per the guidance in Item 304, Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, the 8-K original disclosures were inadequate.

Internal control deficiencies discovered during the December 31, 2006 audit were significant and reported to each Board Member. Additionally, they were of such concern that I offered to travel at my own expense with no additional billing to the registrant to help them with their documentation.

Please see the attached correspondence. In this day and age of transparency my interpretation of the above requires that these deficiencies be included in the 8-K. Additionally, my correspondence with the Board of Directors and offer to help on record keeping was responded to with “all receipts were sent” e-mail of March 22, 2007.

As a professional courtesy please be aware I am traveling to Europe from September 19 through October 1. Should you require additional information please schedule requests with the understanding that I will not be available during the above period.

Sincerely,

Gary Skibicki, CPA

Attachments:
1. March 9, 2007 e-mail to CSMG on internal control
2. March 22, 2007 e-mail to Board of Directors on internal controls
3. Letter to Board Member with e-mail address not known
4. February 26, 2007 with worksheets